

May 14, 2012

Via E-mail
Mr. Paul A. Lang, President
Arch Western Resources, LLC
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

      Re: **Arch Western Resources, LLC**
                  Form 10-K for Fiscal Year Ended
                  December 31, 2011
                  Filed March 30, 2012
                  File No. 333-107569-03

Dear Mr. Lang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. We note that you are incorporating by reference to information from Arch Coal's Annual Report on Form 10-K for its fiscal year ended December 31, 2011. However, we are unable to locate the information incorporated into the report by reference filed as an exhibit to the report as required by Exchange Act Rule 12b-23(a)(3). Please advise us of the basis for incorporation by reference.

Signatures

2. Please confirm in future filings that, in addition to being signed by the company's principal executive officer and principal financial officer, the report will be signed by the company's principal accounting officer or controller. See Form 10-K, General Instructions D(2)(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director